Exhibit 99.6

AUSIEX Utilizes NICE CXone to Support Commitment to Excellence in CX and
Innovation

 AUSIEX achieves enhanced CX and operational efficiency with NICE’s market-leading cloud-native solution

Hoboken, N.J.– November 25, 2024 – NICE (Nasdaq: NICE) today announced that AUSIEX has implemented the NICE CXone cloud-native contact center platform to enhance its operational capabilities and customer engagement strategies. AUSIEX is one of Australia's leading providers of wholesale trading solutions for financial institutions, intermediaries, advisers, and industry participants. AUSIEX uses its scale, expertise, and heritage to deliver value for hundreds of thousands of clients by seamlessly connecting them to markets.

AUSIEX embarked on a transformative journey to become a standalone entity following its acquisition by multi-national technology solutions provider Nomura Research Institute, Ltd. (NRI) in 2020. This required a robust and versatile CX solution that could cater to its evolving needs. After a thorough discovery phase evaluating various providers, AUSIEX selected CXone for its comprehensive functionality and ease of integration. The implementation was executed in stages to minimize disruption and the integration of old and new technologies was managed meticulously, reflecting the strong collaboration between AUSIEX and NICE and the versatility of the CXone platform.

Brett Grant, Head of Product, CX and Marketing at AUSIEX, said, “Adopting CXone has empowered AUSIEX to expand its customer interaction capabilities significantly. The company has moved from a primarily inbound call setup to a dynamic, AI driven omnichannel approach that includes webchat, and call-back features, enhancing both service levels and operational efficiency and flexibility. This transition has been a game-changer for the business that not only signifies a pivotal shift in AUSIEX’s technological infrastructure, but also aligns with the company’s strategic objective to provide superior service to and on behalf of our clients in an increasingly competitive market.”

One of the most significant upgrades has been in data analytics and reporting. AUSIEX has transitioned from relatively manually intensive processes to automated, real-time reporting and analytics through CXone. This has streamlined operations and provided deeper insights into customer behaviors and preferences. Since the introduction of CXone, AUSIEX has also introduced additional touchpoints for customer feedback and engagement, including phone-based surveys, which has seen its customer engagement increase by 33 percent. These initiatives are part of AUSIEX's broader strategy to harness technology for better customer insights and service delivery.

The CXone implementation has also delivered a strong foundation from which AUSIEX can continue to evolve its operations through continuous improvement and innovation, including through the planned integration of workforce management capabilities. As AUSIEX continues to navigate its growth trajectory and expand its service offerings, the successful integration of NICE CXone stands as a cornerstone of its commitment to excellence in customer service and innovation.

Darren Rushworth, President, NICE International, said, “NICE is thrilled to see the impact CXone has had on AUSIEX and its operations. NICE is dedicated to empowering innovative and customer-centric businesses like AUSIEX with cutting-edge solutions that position them at the forefront of innovation and CXone is specifically designed to meet the evolving expectations of customers in today’s dynamic market. With CXone, AUSIEX can enhance its customer engagement with an agile and responsive service that adapts to changing needs while ensuring consistent CX."

About AUSIEX
With over 25 years of experience in the local market and the backing of Nomura Research Institute, Ltd. (NRI), a multinational trading technology powerhouse, AUSIEX combines deep expertise with trusted technology to deliver solutions that seamlessly connect our clients to markets. Supporting organisations of all sizes, we work across all segments of the wholesale market, specialising in equities execution, clearing and settlement services, equities administration, and fully supported B2B platforms. Our scale and experience as one of Australia’s leading providers of trading solutions for financial institutions, intermediaries, advisers and industry participants, means we can provide access to a wide range of products and services which can be tailored to help our clients manage and grow their business. Our vision is bold and ambitious as we strive to be the trusted partner behind every trade and transaction.

About NRI
Founded in 1965, NRI is a leading global provider of consulting services and system solutions, including management consulting, system integration, and IT management and solutions for the financial, manufacturing, retail and service industries. Clients from all layers of these individual industries partner with NRI to tap NRI’s research expertise and innovative solutions across the organization to expand businesses, design corporate structures and create new business strategies. NRI has more than 17,000 employees in 16 countries and regions including New York, London, Tokyo, Hong Kong, Singapore, and Australia. NRI reports annual sales above $4.9 billion. NRI is rated “A” by S&P Global Ratings Japan.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, ET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Rushworth, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.